

Mail Stop 3561

August 23, 2017

<u>Via E-mail</u>
Brian F. Sullivan
Chief Executive Officer
Celcuity LLC
16305 36th Avenue N., Suite 450
Minneapolis, MN 55446

>   **Re: Celcuity LLC**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 14, 2017**
>   **CIK No. 0001603454**

Dear Mr. Sullivan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2017 letter.

<u>Prospectus Summary, page 1</u>

1. We note your response to comment 1. Please clarify that you need to complete a variety of activities in order to develop CELx tests into commercially viable products, as you disclose in the risk factor on page 12. Also explain how your clinical trials affect your strategy. For example, disclose how the results of the clinical trials will affect your ability to enter into a potential partnership with a pharmaceutical company. Where you state that you "anticipate generating significant revenue from CDx pharmaceutical partners," also disclose the risks associated with finding such partners and generating revenue.

2. We note your response to comment 2. Please disclose the date of the NCI SEER Review to which you cite throughout the filing.

<u>Summary Financial Data and Pro Forma Financial Data, page 9</u>
<u>Selected Financial Data and Pro Forma Financial Data, page 38</u>

3. Please remove the pro forma information for the year ended December 31, 2015. Refer to Rule 11-02(c)(2)(i) of Regulation S-X. Please also present a reconciliation to pro forma net loss on page 9.

<u>Financial Statements, page F-1</u>

4. As noted on pages 39 and 91, it appears that a reverse stock split will occur prior to effectiveness in conjunction with the LLC conversion. If so, please revise your financial statements and disclosures throughout the filing to give retroactive effect to the reverse stock split prior to effectiveness. Refer to SAB Topic 4:C.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Eric O. Madson
        Fredrikson & Byron, P.A.